

February 9, 2011

<u>Via U.S. Mail and Facsimile 212.946.3999</u>

Mr. Jeffrey Chertoff
Chief Financial Officer
Bonds.com Group, Inc.
529 Fifth Avenue, 8th Floor
New York, NY 10017

       Re: **Bonds.com Group, Inc.**
               Form 10-K for the fiscal year ended December 31, 2009
               Filed March 31, 2010
               Form 10-Q for the period ended September 30, 2010
               Filed November 16, 2010
               File No. 0-51076

Dear Mr. Chertoff:

       We have reviewed your response dated January 24, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2009</u>

<u>General</u>

1.   Please provide to us the requested representations, signed by an appropriate officer of the company, regarding your awareness of obligations under the Securities Act of 1933 and the Exchange Act of 1934 and the representations which follow.

Notes to Consolidated Financial Statements, page 55

Note 2 – Summary of Significant Accounting Policies, page 55

Revenue Recognition, page 56

2.   We note your response to prior comment two. Please provide to us your analysis quantifying the insignificant impact your accounting for transactions on a settlement date basis has compared to recording such transactions on a trade date basis. Please also provide to us additional support detailing why you believe it is appropriate to use settlement date as opposed to trade date. Further, please address how you record transactions within your consolidated balance sheet where the settlement and trade dates straddle period end.

Form 10-Q for the period ended September 30, 2010

Condensed Consolidated Statement of Cash Flows, page 5

3.   It appears that you have presented Proceeds received from convertible notes payable – related parties as a cash outflow. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey Chertoff
Bonds.com Group, Inc.
February 9, 2011
Page 3

   You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters.

       Sincerely,

       Kevin Woody
       Accounting Branch Chief